SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For financial year ending September 30, 2002.

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transaction period from __________ to __________.

Commission file number 33-50912

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CABLE & WIRELESS EMPLOYEE STOCK PURCHASE PLAN
c/o Cable & Wireless Holdings, Inc.
8219 Leesburg Pike
Vienna, Virginia 22182
Attention: Chief Executive Officer

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

CABLE AND WIRELESS PUBLIC LIMITED COMPANY
124 Theobalds Road
London WC1X 8RX
England

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Cable & Wireless Employee Stock Purchase Plan has duly caused the Annual Report to be signed on behalf of the undersigned, thereunder duly authorized.

CABLE & WIRELESS EMPLOYEE STOCK PURCHASE PLAN

December 23, 2002

By: ______________________

Name: Robert Trexler

Title: Director, Human Resources
Cable & Wireless USA, Inc.

KPMG

Consent of Independent Auditors

The Administrative Committee
Cable & Wireless Employee Stock Purchase Plan:

We consent to the incorporation by reference in the registration statement (No.33-50912) on Form S-8 of Cable & Wireless Public Limited Company of our report dated December 19, 2002, with respect to the statements of net assets available for benefits of the Cable & Wireless Employee Stock Purchase Plan as of September 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended September 30, 2002, which report appears in the September 30, 2002 annual report on Form 11-K of the Cable & Wireless Employee Stock Purchase Plan.

KPMG LLP

McLean, VA
December 19, 2002

KPMG

CABLE & WIRELESS EMPLOYEE STOCK PURCHASE PLAN

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002, 2001, AND 2000
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

KPMG

1660 International Drive
McLean, VA 22102

Independent Auditors' Report

The Administrative Committee
Cable & Wireless Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Cable & Wireless Employee Stock Purchase Plan (the "Plan") as of September 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2002 and 2001, and the changes in net assets available for benefits for each of the years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

December 19, 2002

Cable & Wireless Employee Stock Purchase Plan
Statements of Net Assets Available for Benefits
September 30, 2002 and 2001

	2002	2001
Assets:		
Due from Company	$4,884,368	$3,192,242
Net Assets Available for Benefits	$4,884,368	$3,192,242

See accompanying notes to the financial statements

Cable & Wireless Employee Stock Purchase Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended September 30, 2002, 2001, and 2000

	2002	2001	2000
Additions to net assets attributed to:			
Participant contributions	$5,184,325	$3,982,409	$4,750,176
Interest Income	135,524	209,828	527
Total Additions	5,319,849	4,192,237	4,750,703
Deductions from net assets attributed to:			
Contributions with interest returned to participants	3,627,723	2,693,615	20,266
Purchase of Cable & Wireless Public Limited Company shares	-	-	3,872,113
Total Deductions	3,627,723	2,693,615	3,892,379
Net increase	1,692,126	1,498,622	858,324
Net assets available for benefits:			
Beginning of year	3,192,242	1,693,620	835,296
End of year	$4,884,368	$3,192,242	$1,693,620

See accompanying notes to the financial statements

Cable & Wireless Employee Stock Purchase Plan

Notes to Financial Statements
September 30, 2002, 2001, and 2000

1. Plan Description

The following description of the Cable & Wireless Employee Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan handbook for more complete information.

(a) General

The Plan was established in 1992, with an effective date of October 1, 1992. The Plan is designed to provide benefits to eligible employees of Cable & Wireless Holdings, Inc. and its subsidiaries (the Company), through ownership of Cable & Wireless Public Limited Company (CWplc) stock. The Company is a wholly owned subsidiary of CWplc. The Company does not believe the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by an Employee Benefits Administration Committee comprised of three employees of the Company appointed by Cable & Wireless Holdings, Inc.'s Board of Directors. On July 20, 2001, the Company approved the continuation of the Plan, with the last Plan Year being September 30, 2011 (note 1(h).

(b) Eligibility

Any employee of the Company, is eligible to participate in the Plan. There are two offer periods within each plan year. The first offer period commences on October 1 and concludes on the following September 30. The second offer period commences on April 1 and concludes on the following March 31. Eligible employees may participate in one or both offer periods (October and April) within the plan year. The Plan year is a 12 consecutive month period beginning October 1.

(c) Contributions

Before the beginning of each offer period within the Plan year, the Company's Board of Directors determines whether an offer (Offer) will be made under the Plan for that Plan year and the number of CWplc American Depository Shares ("ADS") that will be available for purchase during the Plan year. In order to participate in an Offer, an eligible employee must authorize payroll deductions before the first day of an offer period within the Plan year for each pay period, to be applied toward the purchase of ADS pursuant to the Offer. Participants may contribute between $10 and $800 per pay period in increments of $10. However, an employee's combined contribution in both offer periods can not exceed $800 per pay period. Participant contributions are held in the Company's general operating funds and are not guaranteed or insured by any third party.

1. **Plan Description (continued)**

(d) Vesting

Once eligible to participate, participants are fully vested in contributions to the Plan at all times.

(e) CWplc Stock Purchases

On the last trading day of each offer period within the Plan year in which an Offer is made, a participant is given the option to purchase that number of whole shares of ADS which may be purchased with the amount deducted from the participant's pay during the Offer Period or to have the contributions returned to the Participant with 6% simple interest. The share price at which an ADS may be purchased is 85 percent of the closing price of the ADS as of the first day of each offer period within the Plan year of an Offer. Residual amounts withheld from the participant's pay that are insufficient to purchase whole shares of ADS are rolled forward to the subsequent Plan Year.

In accordance with the provisions of the Plan, no shares of stocks were purchased on behalf of the Plan participants for the offer periods ending March 31 and September 30, 2002 since the stock price on the last trading day of the offer period was less than 97% of the option price. At the direction of the Company Secretary's office, no shares of stocks were purchased on behalf of the Plan participants for the offer periods ending March 31 and September 30, 2001. The market price at the end of each offer period was significantly lower than the strike price at the beginning of each offer period. All contributions with interest earned were returned to the Plan participants at the end of each offer period.

(f) Administration

Certain administrative functions for the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company. Accordingly, such costs are not reflected in the accompanying financial statements.

(g) Tax Status

It is intended that the Plan, as amended, constitutes an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the

1. Plan Description (continued)

Internal Revenue Code. Plan participants are directly subject to income tax on amounts contributed to the Plan.

(h) Plan Termination

Although it is not the intention of the Company to terminate the Plan, in such an event, the net assets of the Plan will be distributed to Plan participants upon the basis of their individual contributions at that time. The Plan document states that the last Plan year will be September 30, 2002, with the last offer period commencing on October 1, 2001.

On July 20, 2001, the Company approved the continuation of the Plan, with the last Plan Year being September 30, 2011, with the last offer period commencing on October 1, 2010. Under the provisions of the renewed Plan, participants will be able to contribute up to $800 per pay period. Under the renewed Plan, stock may be purchased unless the price on the last trading day of the offer period is less than 97% of the option price. In such instances, no ADS shall be purchased on behalf of any participant and the contributions will be returned to the participant with 6% simple interest. All other provisions of the Plan remain unchanged after the continuation.

2. Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Contributions

Contributions to the Plan are recorded when withheld from the participants' payroll. As of September 30, 2002 and 2001, there are contributions of approximately $2,024,000 and $1,246,000, respectively, that have accumulated from the April offer period. As of September 30, 2002 and 2001, these contributions are included in Due from Company and are included as part of Net Assets Available for Benefits.

Contributions on the Statement of Changes in Net Assets Available for Benefits do not include amounts paid into the Plan but refunded before the end of the offer period. During the Plan years ended September 30, 2002, 2001 and 2002, contributions excluded $1,715,123, $1,284,850 and $782,591, respectively which were paid into the Plan by participants but refunded before the end of the applicable offer period.

2. Summary of Significant Accounting Policies (continued)

(c) CWplc Stock Purchases

Issuance of ADS are recorded on the date payment is made to CWplc. Issued shares are given directly to participants and not held by the Company or the Plan as Plan assets.

On behalf of the Plan, the Company purchased the following CWplc ordinary shares:

Offer Period Ended	Number of Shares	Purchase Price ('000)
September 30, 2002	-	$ -
March 31, 2002	-	-
September 30, 2001	-	-
March 31, 2001	-	-
September 30, 2000	91,626	2,541
March 31, 2000	42,616	1,331

For each participant who elects to participate in the offer, the excess funds not expended in the purchase of whole ADS are carried forward for the purchase of ADS at the end of the next Plan year.

No contributions were carried forward to the next Plan year for the purchase of ADS shares at September 30, 2002 and 2001.

(d) Contributions to be Returned to Participants

The funds not expended in the purchase of whole ADS for each participant who does not elect to participate in any Offer for the Plan year immediately following the purchase are returned to participants with 6% simple interest.

Participant contributions and interest due to be returned were approximately $2,860,000 and $1,946,000 at September 30, 2002 and 2001, respectively. Such contributions plus interest are included in Due from Company and remain as part of Net Assets Available for Benefits.

Contributions and interest of approximately $1,946,000 and $17,000 that were due to participants on September 30, 2001 and 2000, respectively, were distributed during the Plan years ending September 30, 2002 and 2001, respectively, and are reflected in Due from Company in the Statements of Net Assets Available for Benefits.

2. Summary of Significant Accounting Policies (continued)

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrative committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.